UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(amendment no. 2)

______________________________

 Harvest Capital Credit Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

41753F 109

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 30,000 (a)
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 794,568 (b)
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 30,000 (a)
	10.	SHARED DISPOSITIVE POWER 794,568 (b)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 824,568 (a)(b)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.85%
14.	TYPE OF REPORTING PERSON* IN

(a)	As of March 20, 2020, Mr. Jolson’s ownership includes 30,000 shares of common stock, par value $0.001 per share, (the “Common Stock”) owned by Mr. Jolson directly.

(b)

As of March 20, 2020, Mr. Jolson’s shared ownership includes (i) 758,800 shares of Common Stock owned by the Joseph A. Jolson Trust dtd 6/4/91, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; and (ii) 35,768 shares of Common Stock owned by The Jolson Family Foundation, of which foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson Trust dtd 6/4/91 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER 758,800
EACH REPORTIN PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 758,800
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.75%
14.	TYPE OF REPORTING PERSON* OO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Harvest Capital Credit Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 767 Third Avenue, 25th Floor, New York, NY.

Item 2.	Identity and Background.

(a)

This Amendment is filed by Joseph A. Jolson and the Joseph A. Jolson Trust dtd 6/4/91 (the “1991 Trust”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

(b)	The Reporting Persons’ business address is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.
(c)

Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer and is the Chief Executive Officer and Chairman of the board of directors of JMP Group LLC, which has a principal business address of 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. The 1991 Trust is a revocable trust for the benefit of Mr. Jolson and his family and of which Mr. Jolson is the trustee.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jolson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of Amendment No. 1 to the Schedule 13D through March 20, 2020. The 1991 Trust acquired 59,747 Common Shares for a total purchase price of $405,303.64 using cash on hand. On November 12, 2019, Mr. Jolson purchased 10,000 shares from his daughter for a total purchase price of $89,500.00, over which Mr. Jolson had voting and investment power. Shares owned directly by Mr. Jolson reflect these shares, which were previously reported separately on Schedule 13D.

Item 4.	Purpose of Transaction.

From the filing of Amendment No. 1 to Schedule 13D through October 7, 2019, as disclosed on Annex A, the transactions were made for investment purposes and pursuant to a Rule 10b5-1 purchase plan entered into by the 1991 Trust. Purchases of Common Shares made through open market purchases by the 1991 Trust were made for investment purposes based on the trustee’s evaluation of the market price of shares at the time.

Except with respect to additional purchases pursuant to a purchase plan or as may otherwise be made from time to time, Reporting Persons do not have any present plans or proposals that would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer, and accordingly, actions taken by Mr. Jolson in his capacity as a Chief Executive Officer and director of the Issuer, in respect of any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, will be reported by the Issuer in periodic and other reports filed by the Issuer under the Exchange Act.  This Report is being filed with respect to Mr. Jolson’s individual ownership of equity securities of the Issuer and does not relate to actions taken by Mr. Jolson’s in his capacity as a director or officer. The Reporting Persons may change their plans or proposals in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)

As of March 12, 2020, there were 5,952,814 shares of Common Stock issued and outstanding. As of March 20, 2020, Mr. Jolson is the beneficial owner of 824,568 shares of Common Stock, which represents 13.85% of the Issuer’s outstanding shares of Common Stock. Such total number of shares includes (i) 758,800 shares owned by the 1991 Trust, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; (ii) 35,768 shares owned by The Jolson Family Foundation (the “Foundation”), of which Foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power; and (iii) 30,000 shares owned directly by Mr. Jolson. As of March 20, 2020, the 1991 Trust is the beneficial owner of 758,800 shares of Common Stock, which represents 12.75% of the Issuer’s outstanding shares of Common Stock. On November 12, 2019, Mr. Jolson purchased 10,000 shares from his daughter, over which Mr. Jolson had voting and investment power. Shares owned directly by Mr. Jolson reflect these shares, which were previously reported separately on Schedule 13D.

(b)

Mr. Jolson has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares referenced in Item 5(a) above other than the shares held by the 1991 Trust and the Foundation. Mr. Jolson has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares held by the 1991 Trust and the Foundation. The Foundation has a principal business and principal office at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. The Foundation has not been convicted in a criminal proceeding.  During the last five years, the Foundation has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Other than the transactions described in Item 3 above, there have been no transactions by the Reporting Persons (either directly or indirectly through any of the persons in paragraph (a) above during the 60 days prior to the date of this Amendment.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Jolson is the Chief Executive Officer and Chairman of the board of directors of the Issuer. Mr. Jolson and the 1991 Trust have entered into a trust agreement for estate planning purposes and for the benefit of Mr. Jolson and his family. In his capacity as the trustee under the 1991 Trust, Mr. Jolson has voting and investment power over the shares of Common Stock held by the 1991 Trust.

Item 7.	Material to be filed as Exhibits

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:March 24, 2020

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson

Joseph A. Jolson Trust dtd 6/4/91

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson, Trustee

 ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On September 3, 2019, the 1991 Trust acquired 6,078 shares of the Issuer at an average price of $9.85 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
2.	On September 4, 2019, the 1991 Trust acquired 100 shares of the Issuer at an average price of $9.75 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
3.	On September 6, 2019, the 1991 Trust acquired 15,000 shares of the Issuer at an average price of $9.7732 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
4.	On September 10, 2019, the 1991 Trust acquired 100 shares of the Issuer at an average price of $9.715 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
5.	On October 7, 2019, the 1991 Trust acquired 6,808 shares of the Issuer at an average price of $9.8031 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.
6.	On March 17, 2020, the 1991 Trust acquired 5,129 shares of the Issuer at an average price of $4.4947 per share in open market purchases.
7.	On March 18, 2020, the 1991 Trust acquired 13,462 shares of the Issuer at an average price of $3.6673 per share in open market purchases.
8.	On March 19, 2020, the 1991 Trust acquired 7,920 shares of the Issuer at an average price of $4.3725 per share in open market purchases.
9.	On March 20, 2020, the 1991 Trust acquired 5,150 shares of the Issuer at an average price of $4.491 per share in open market purchases.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: March 25, 2020

/s/ Joseph A. Jolson
Joseph A. Jolson

Joseph A. Jolson Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee